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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

M.D.C. HOLDINGS, INC.
(Name of Issuer)
Common Stock, $.01 Per Share
(Title of Class of Securities)
552676108
(CUSIP Number)
David D. Mandarich, 4350 S. Monaco St., Suite 500, Denver, CO 80237
(303) 773-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	552676108	Page	2	of	4

1	NAMES OF REPORTING PERSONS: David D. Mandarich

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		3,771,520

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		943

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,771,520

WITH	10	SHARED DISPOSITIVE POWER:

		943

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,772,463

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	552676108	Page	3	of	4
AMENDMENT
NO. 12
TO THE
SCHEDULE 13D
     The Reporting Person, David D. Mandarich, hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.
Item 5. Interest in Securities of the Issuer
     According to the most recently available Form 10-Q of the Issuer filed on November 7, 2006, there are 45,037,000 shares of the Issuer’s Common Stock outstanding as of October 27, 2006.
(a)	Amount beneficially owned as of the close of business on January 22, 2007: 3,772,463 shares of Common Stock

Percent of class: 8.2%

(b)	The number of shares as of the close of business on January 22, 2007 as to which Reporting Person has:
(i)	Sole power to vote or direct the vote: 3,771,520 shares;

(ii)	Shared power to vote or direct the vote: 943 shares;

(iii)	Sole power to dispose or direct the disposition of: 3,771,520 shares

(iv)	Shared power to dispose or direct the disposition of: 943 shares.
           The number of shares set forth in Item 5(a) includes 943 shares of Common Stock owned by the Reporting Person’s minor son, 943 shares of Common Stock owned by the Reporting Person’s son of majority age of which Reporting Person disclaims beneficial ownership, 2,893 shares of Common Stock held in the Reporting Person’s 401(k) Plan account (which changes on a monthly basis) and 928,821 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of January 22, 2007.

CUSIP No.	552676108	Page	4	of	4
          (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

Trade	Price Per
Date	Share ($)	David D. Mandarich

12/29/06	n/a	90,000	(1)

12/29/06	n/a	90,000	(2)

(1) Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33-1/3% of the shares covered thereby on December 29, 2009, and cumulatively as to an additional 33-1/3% on each of December 29, 2010 and 2011. This option was granted at 100% of the December 29, 2006 market close price.
(2) Reflects the grant of an option covering 90,000 shares under the Company’s 2001 Equity Incentive Plan. This option vests as to 33-1/3% of the shares covered thereby on December 29, 2009, and cumulatively as to an additional 33-1/3% on each of December 29, 2010 and 2011. This option was granted at 110% of the December 29, 2006 market close price.
          (d) Reporting person’s son, who holds 943 shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 23, 2007.

By:	/s/ David D. Mandarich
David D. Mandarich
President, Chief Operating Officer and Director